UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

(Amendment No. 1)

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of June 2017

001-36345

(Commission File Number)

GALMED PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

16 Tiomkin St.

Tel Aviv 6578317, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

EXPLANATORY NOTE

Galmed Pharmaceuticals Ltd. (the “Company”) is filing this Amendment No. 1 to the Company’s Form 6-K (this “Amendment”) to file Exhibit 101, which was inadvertently not included in the original Form 6-K filed with the Securities and Exchange Commission on August 3, 2016 (the “Original Form 6-K”) and attached herein as an exhibit to this Amendment. Exhibit 101 provides the financial statements included in the Original Form 6-K formatted in XBRL (eXtensible Business Reporting Language).

This Amendment speaks as of the filing date of the Original Form 6-K, does not reflect events that have occurred after the filing date of the Original Form 6-K, and does not amend, modify or update in any way disclosures made in the Original Form 6-K except as set forth in this explanatory note.

This Amendment and the Original Form 6-K are incorporated by reference into the Company's Registration Statement on Form S-8 (Registration No. 333-206292) and its Registration Statement on Form F-3 (Registration No. 333- 203133).

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EXHIBIT INDEX

Exhibit No.	Description

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Document

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Galmed Pharmaceuticals Ltd.

Date: June 23, 2017	By:	/s/ Allen Baharaff
Allen Baharaff
President and Chief Executive Officer